Exhibit (g)(3)

Execution Version

Dawson Partners (US) Inc.

10 Bryant Park, 452 Fifth Ave., Suite 23011

New York, NY 10018

March 18, 2026

Dawson Private Markets Evergreen Fund

10 Bryant Park, 452 Fifth Ave., Suite 23011

New York, NY 10018

Ladies and Gentlemen:

Reference is hereby made to the Investment Management Agreement, dated March 18, 2026, by and between Dawson Private Markets Evergreen Fund (the “Fund”) and Dawson Partners (US) Inc. (the “Adviser”) (the “Investment Management Agreement”). Pursuant to the Investment Management Agreement, the Fund is obligated to pay the Adviser, among other things, a Management Fee and Incentive Fee. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Investment Management Agreement.

This letter agreement (this “Agreement”) confirms the Adviser’s agreement to waive such portion of the Management Fee, for the 12-month period following the date of the commencement of the Fund's operations (the “Waiver Period”), such that the Management Fee, for each class of Shares, does not exceed, for such 12-month period, 0.50% of the Fund's net asset value.

Amounts waived by the Adviser pursuant to this Agreement are not subject to recoupment by the Adviser. For the avoidance of doubt, this Agreement relates solely to the Management Fee and there shall be no such waiver or reduction with respect to the Incentive Fee.

This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware. Each of the parties irrevocably and unconditionally confirms and agrees that it is and shall continue to be (i) subject to the jurisdiction of the courts of the State of New York and of the federal courts sitting in the State of New York, and (ii) subject to service of process in the State of New York.

Dawson Partners (US) Inc.

By:	/s/ Joe Gallitano
	Name:	Joe Gallitano
	Title:	Authorized Person